EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio data)

The table below sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
Total Interest Cost:
Interest expense	$(2,182)	$(5,074)	$(8,343)
Capitalized interest

Total interest cost (fixed charges)

Income before income taxes	12,063	32,273	44,277
Interest expense	(2,182)	(5,074)	(8,343)
Net income	$12,063	$32,273	$43,594

Ratio of earnings to fixed charges